Administrative Offices 580 Walnut Street Cincinnati, Ohio 45202 Tel: 1-513-369-5000	INSURED COPY 234-63-79 - 00

RIDER NO. 6

To be attached to and form part of Bond No. 234-63-79-00

In favor of Wasatch Funds, Inc.

It is agreed that:

1.	The Underwriter gives its consent to the change of the Name of the Insured

from:	Wasatch Funds, Inc.

to:	Wasatch Funds Trust

PROVIDED, however, that the liability of the Underwriter under the attached bond and under the attached bond as changed by this rider shall not be cumulative.

2.	This rider shall become effective as of 12:01 a.m. on 03/31/2010 standard time.

By:
(Authorized Representative)

Secretary’s Certificate

I, Russell Biles, Secretary of Wasatch Funds Trust (the “Funds”) and its several series (each, a “New Fund”), hereby certifies that the following resolutions were adopted by the Board of Trustees, including a majority of the Board of Trustees of the Funds who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, at a meeting duly called and held on November 11, 2009 at which a quorum was present and acting throughout:

RESOLVED, that it is the finding of the Board of Trustees of the Trust (with all Trustees voting) and separately a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended 1940 Act (the “1940 Act”), that the Trust and Wasatch Advisors, Inc. (the “Advisor”) shall be named as an insured under a fidelity bond having coverage of no less than the minimum amount required under Rule 17g-1(d) under the 1940 Act, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust and the Advisor from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and it is

FURTHER RESOLVED, that the proposed form and amount of the fidelity bond considered at this meeting be, and the same hereby are, approved after giving due consideration to all relevant factors including, but not limited to: (i) the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds, (iii) the nature of the securities in the portfolios, (iv) the number of other parties named as insureds, (v) the nature of the business activities, (vi) the amount of the Bond, (vii) the ratable allocation of the premium among the Trust on behalf of the Funds and the Advisor, and (v) the extent to which the share of the premium allocated to the investment company is less than the premium such company would have had to pay if it had provided and maintained a single insured bond; and hereby ratifies, confirms and approves the allocation of the premium for the Bond in accordance with the provisions of the Agreement Among Insureds among the series of the Trust and the Advisor; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at this meeting; and it is

FURTHER RESOLVED, that the payment by the New Funds of that portion of the premium allocated to it in accordance with its proportionate share of the aggregate net costs of the insured Funds is hereby approved; and it is

FURTHER RESOLVED, that the Agreement Among Insureds between the Funds and the Advisor be, and hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Trust be, and are, hereby designated as the parties responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

/s/ RUSSELL L. BILES
Russell L. Biles
Secretary of the Trust

Dated: April 29, 2010

AMENDED AND RESTATED

AGREEMENT AMONG INSUREDS

AGREEMENT dated the 31st day of March, 2010 between Wasatch Funds Trust (the “Funds”) and Wasatch Advisors, Inc. (the “Advisor”):

WHEREAS, the Funds and the Advisor are named insureds under certain fidelity bond coverage written by Great American Insurance Company (the “Insurer”) in the aggregate amount of $10,000,000 as of the date of this Agreement (the “Fidelity Bond”), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Funds and the Advisor desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) of the 1940 Act and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

NOW, THEREFORE, the Funds and the Advisor do hereby agree as follows:

1. As of the date of this Agreement and on June 13th of each year the premium payable on the Fidelity Bond by the Funds and the Advisor shall be allocated as provided in Rule 17g-1(e) under the 1940 Act.

2. In the event that the claims of loss of the Funds and the Advisor are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Funds and the Advisor, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

a. First, all claims of the Funds which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for the Funds, so that the Funds shall receive an amount equal to the amount which they would have otherwise received had they provided and maintained a single insured bond under Rule 17g-1(d) of the 1940 Act; and

b. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Funds and the Advisor in proportion to the total of the unsatisfied amount of the claims of the Funds and the Advisor.

IN WITNESS WHEREOF, each of the undersigned entities has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

WASATCH FUNDS TRUST

By:	/s/ RUSSELL L. BILES
Name:	Russell L. Biles
Title:	Vice President

WASATCH ADVISORS, INC.

By:	/s/ DANIEL THURBER
Name:	Daniel Thurber
Title:	Vice President

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